Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) (“Gold Fields” or “the Company”) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 ACQUISITION OF GOLD FIELDS SECURITIES BY CLIENTS OF ALLAN GRAY LIMITED ("Allan Gray") In accordance with Section 122(3)(b) of the Companies Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings Requirements, Shareholders are hereby advised that Gold Fields Limited has received formal notification that clients of Allan Gray have, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares of the Company held by Allan Gray's clients now amounts to 5.0037% of the total issued ordinary shares of the Company. As required in terms of Section 122 of the Companies Act, the required notice has been filed with the Takeover Regulation Panel. The Board of directors of Gold Fields accepts responsibility for the information contained in the announcement, having received the forms TRP121.1 from Allan Gray, and to the best of their respective knowledge believe the information contained in the announcement is accordingly true. 8 December 2022 Sponsor: J.P.Morgan Equities South Africa (Pty) Ltd